FINANCIAL SUMMARY

FY2017

(April 1, 2016 through March 31, 2017)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2017 Consolidated Financial Results

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

English translation from the original Japanese-language document

May 10, 2017

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number	:	7203
URL	:	http://www.toyota.co.jp
Representative	:	Akio Toyoda, President
Contact person	:	Kenta Kon, General Manager, Accounting Division Tel. (0565)28-2121
Date of the ordinary general shareholders’ meeting	:	June 14, 2017
Payment date of cash dividends	:	May 25, 2017
Filing date of financial statements	:	June 23, 2017
Supplemental materials prepared for financial results	:	yes
Earnings announcement for financial results	:	yes

(Amounts are rounded to the nearest million yen for consolidated results)

1.	Consolidated Results for FY2017 (April 1, 2016 through March 31, 2017)

(1)	Consolidated financial results

	(% of change from previous year)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2017	27,597,193	-2.8	1,994,372	-30.1	2,193,825	-26.5	1,831,109	-20.8
FY2016	28,403,118	4.3	2,853,971	3.8	2,983,381	3.1	2,312,694	6.4

Note:  Comprehensive income    FY2017    1,966,650 million yen ( 29.6%),    FY2016    1,517,486 million yen ( -53.9%)

	Net income attributable to Toyota Motor Corporation per common share – Basic	Net income attributable to Toyota Motor Corporation per common share – Diluted	Ratio of net income attributable to Toyota Motor Corporation to Toyota Motor Corporation shareholders’ equity	Ratio of income before income taxes and equity in earnings of affiliated companies to total assets	Ratio of operating income to net revenues
	Yen	Yen	%	%	%
FY2017	605.47	599.22	10.6	4.6	7.2
FY2016	741.36	735.36	13.8	6.3	10.0

Reference:  Equity in earnings of affiliated companies    FY2017    362,060 million yen,    FY2016    329,099 million yen

(2)	Consolidated financial position

	Total assets	Mezzanine equity and Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity	Toyota Motor Corporation shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
FY2017	48,750,186	18,668,953	17,514,812	35.9	5,887.88
FY2016	47,427,597	18,088,186	16,746,935	35.3	5,513.08

(3)	Consolidated cash flows

	From operating activities	From investing activities	From financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
FY2017	3,414,237	-2,969,939	-375,165	2,995,075
FY2016	4,460,857	-3,182,544	-423,571	2,939,428

2.	Cash Dividends

	Annual cash dividends per common share					Total amount of cash dividends (annual)	Dividends payout ratio (consolidated)	Ratio of total amount of dividends to Toyota Motor Corporation shareholders’ equity (consolidated)
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen	Million yen	%	%
FY2016	—	100.00	—	110.00	210.00	645,520	28.3	3.9
FY2017	—	100.00	—	110.00	210.00	627,551	34.6	3.7
FY2018 (forecast)	—	—	—	—	—		—

Note:  Please refer to “Reference: Cash Dividends on Class Shares” for information regarding cash dividends on class shares, which are unlisted and have different rights from common stock.

3.	Forecast of Consolidated Results for FY2018 (April 1, 2017 through March 31, 2018)

	(% of change from FY2017)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per common share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	27,500,000	-0.4	1,600,000	-19.8	1,800,000	-18.0	1,500,000	-18.1	500.05

Notes

(1)	Changes in significant subsidiaries during FY2017

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Changes in accounting principles, procedures, and disclosures during FY2017

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (2)-(i) above: yes

Note: For more details, please see page 14 “(6) Summary of Significant Accounting Policies.”

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each fiscal year (including treasury stock):
FY2017 3,262,997,492 shares, FY2016 3,337,997,492 shares

(ii)	Number of treasury stock at the end of each fiscal year: FY2017 288,274,636 shares, FY2016 300,321,622 shares

(iii)	Average number of shares issued and outstanding in each fiscal year: FY2017 3,008,088,275 shares, FY2016 3,111,306,060 shares

Reference: Overview of the Unconsolidated Financial Results

FY2017 Unconsolidated Financial Results

(Unconsolidated financial information has been prepared in accordance with Japanese generally accepted accounting principles)

English translation from the original Japanese-language document

(Amounts less than one million yen are omitted for unconsolidated results)

1.	Unconsolidated Results for FY2017 (April 1, 2016 through March 31, 2017)

(1)	Unconsolidated financial results

	(% of change from previous year)
	Net revenues		Operating income		Ordinary income		Net income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2017	11,476,343	-0.9	837,204	-40.3	1,801,736	-21.1	1,529,911	-15.5
FY2016	11,585,822	3.4	1,402,126	10.3	2,284,091	7.5	1,810,370	7.1

	Net income per common share – Basic		Net income per common share – Diluted
	Yen		Yen
FY2017	506.96		500.65
FY2016	581.08		575.64

(2)	Unconsolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per common share
	Million yen	Million yen	%	Yen
FY2017	16,592,167	11,365,784	68.5	3,659.40
FY2016	16,100,209	10,859,443	67.4	3,417.07

Reference: Equity at the end of FY2017: 11,364,877 million yen, Equity at the end of FY2016: 10,857,883 million yen

2.	Forecast of Unconsolidated Results for FY2018 (April 1, 2017 through March 31, 2018)

	(% of change from FY2017)
	Net revenues		Operating income		Ordinary income		Net income		Net income per common share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	11,300,000	-1.5	650,000	-22.4	1,570,000	-12.9	1,350,000	-11.8	451.32

This report is not audited.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Consolidated financial information in this report is prepared in accordance with U.S. generally accepted accounting principles.

Reference: Cash Dividends on Class Shares

Cash dividends on class shares, which have different rights from common stock, are as follows:

	Annual cash dividends per First Series Model AA Class Share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2016	—	26.00	—	26.00	52.00
FY2017	—	52.50	—	52.50	105.00
FY2018 (forecast)	—	—	—	—	—

Note:  The First Series Model AA Class Shares were issued in July 2015.

TOYOTA MOTOR CORPORATION    FY2017 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

TOYOTA MOTOR CORPORATION    FY2017 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

1.	Financial Results and Position

(1) Consolidated Financial Results for FY2017

Financial Results

Reviewing the general economic environment for FY2017 (April 1, 2016 through March 31, 2017), with respect to the world economy, the U.S. economy has seen ongoing recovery due to increasing personal consumption owing to improvements in employment and income conditions, and the European economy has continued its moderate recovery. Meanwhile, weaknesses have been seen in some emerging countries. The Japanese economy has been on a moderate recovery due to improvements in employment and income conditions.

For the automobile industry, although markets have progressed in a steady manner in the developed countries and expanded in China due to effects of a sales tax cut on small cars, markets in resource-rich countries have slowed down. Meanwhile, efforts toward improvement across businesses in areas including automated driving technology, connected vehicles, environmental technologies used in fuel cell vehicles and electric vehicles, as well as car-sharing and ride-sharing have become active.

Under these conditions, consolidated vehicle unit sales in Japan and overseas increased by 290 thousand units, or 3.3%, to 8,971 thousand units in FY2017 compared with FY2016 (April 1, 2015 through March 31, 2016). Vehicle unit sales in Japan increased by 215 thousand units, or 10.4%, to 2,274 thousand units in FY2017 compared with FY2016, primarily as a result of the active introduction of new products and the efforts of dealers nationwide. Toyota and Lexus brands’ market share excluding mini-vehicles was 47.8%, while market share (including Daihatsu and Hino brands) including mini-vehicles was 45.0%, representing a record high. Each remained at as high a level as in FY2016. Meanwhile, overseas vehicle unit sales increased by 75 thousand units, or 1.1%, to 6,697 thousand units in FY2017 compared with FY2016, because of sales expansion in Asia and Europe despite decline in sales in the Middle East.

Result of Operation for FY2017

Net revenues	27,597.1 billion yen	(a decrease of 805.9 billion yen or 2.8% compared with FY2016)
Operating income	1,994.3 billion yen	(a decrease of 859.5 billion yen or 30.1% compared with FY2016)
Income before income taxes and equity in earnings of affiliated companies	2,193.8 billion yen	(a decrease of 789.5 billion yen or 26.5% compared with FY2016)
Net income attributable to Toyota Motor Corporation	1,831.1 billion yen	(a decrease of 481.5 billion yen or 20.8% compared with FY2016)

Changes in operating income and loss for FY2017

Marketing efforts	an increase of 210.0 billion yen compared with FY2016
Effects of changes in exchange rates	a decrease of 940.0 billion yen compared with FY2016
Cost reduction efforts	an increase of 440.0 billion yen compared with FY2016
Increase in expenses and others	a decrease of 530.0 billion yen compared with FY2016
Other	a decrease of 39.5 billion yen compared with FY2016

Note:

Translational impacts concerning operating income of overseas subsidiaries and concerning provisions in foreign currencies at the end of the fiscal year are included in “Effects of changes in exchange rates” from the consolidated fiscal year ended March 31, 2017.

TOYOTA MOTOR CORPORATION    FY2017 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Segment Operating Results

(i) Automotive:

Net revenues for the automotive operations decreased by 895.5 billion yen, or 3.4%, to 25,081.8 billion yen in FY2017 compared with FY2016, and operating income decreased by 756.0 billion yen, or 30.9%, to 1,692.9 billion yen in FY2017 compared with FY2016. The decrease in operating income was mainly due to the effects of changes in exchange rates and the increase in expenses and others.

(ii) Financial services:

Net revenues for the financial services operations decreased by 72.6 billion yen, or 3.8%, to 1,823.6 billion yen in FY2017 compared with FY2016, and operating income decreased by 116.7 billion yen, or 34.4%, to 222.4 billion yen in FY2017 compared with FY2016. The decrease in operating income was mainly due to the increase in expenses related to credit losses and residual value losses in sales finance subsidiaries.

(iii) All other:

Net revenues for all other businesses increased by 143.6 billion yen, or 12.2%, to 1,321.0 billion yen in FY2017 compared with FY2016, and operating income increased by 14.8 billion yen, or 22.3%, to 81.3 billion yen in FY2017 compared with FY2016.

Geographic Information

(i) Japan:

Net revenues in Japan increased by 71.3 billion yen, or 0.5%, to 14,830.8 billion yen in FY2017 compared with FY2016. However, operating income decreased by 475.2 billion yen, or 28.3%, to 1,202.2 billion yen in FY2017 compared with FY2016. The decrease in operating income was mainly due to the effects of changes in exchange rates and the increase in expenses and others.

(ii) North America:

Net revenues in North America decreased by 812.8 billion yen, or 7.4%, to 10,239.0 billion yen in FY2017 compared with FY2016, and operating income decreased by 217.6 billion yen, or 41.2%, to 311.1 billion yen in FY2017 compared with FY2016. The decrease in operating income was mainly due to the increase in expenses and others as well as the increase in expenses related to credit losses and residual value losses, and the recording of valuation losses on interest rate swaps stated at fair value, both in sales finance subsidiaries.

(iii) Europe:

Net revenues in Europe increased by 19.7 billion yen, or 0.7%, to 2,681.0 billion yen in FY2017 compared with FY2016. However, operating income decreased by 84.6 billion yen to an operating loss of 12.2 billion yen in FY2017 compared with FY2016. The decrease in operating income was mainly due to the increase in expenses and others.

(iv) Asia:

Net revenues in Asia decreased by 184.0 billion yen, or 3.7%, to 4,819.8 billion yen in FY2017 compared with FY2016, and operating income decreased by 14.0 billion yen, or 3.1%, to 435.1 billion yen in FY2017 compared with FY2016. The decrease in operating income was mainly due to the effects of changes in exchange rates.

(v) Other (Central and South America, Oceania, Africa and the Middle East):

Net revenues in other regions decreased by 49.1 billion yen, or 2.2%, to 2,161.0 billion yen in FY2017 compared with FY2016, and operating income decreased by 50.2 billion yen, or 46.1%, to 58.6 billion yen in FY2017 compared with FY2016. The decrease in operating income was mainly due to the increase in expenses and others.

TOYOTA MOTOR CORPORATION    FY2017 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(2) Consolidated Financial Position for FY2017

Cash and cash equivalents increased by 55.6 billion yen, or 1.9%, to 2,995.0 billion yen at the end of FY2017 compared with the end of FY2016.

The increases or decreases for each cash flow activity compared with the previous fiscal year are as follows:

Cash flows from operating activities

Net cash flows from operating activities resulted in an increase in cash by 3,414.2 billion yen in FY2017. Net cash provided by operating activities decreased by 1,046.6 billion yen from 4,460.8 billion yen in FY2016.

Cash flows from investing activities

Net cash flows from investing activities resulted in a decrease in cash by 2,969.9 billion yen in FY2017. Net cash used in investing activities decreased by 212.6 billion yen from 3,182.5 billion yen in FY2016.

Cash flows from financing activities

Net cash flows from financing activities resulted in a decrease in cash by 375.1 billion yen in FY2017. Net cash used in financing activities decreased by 48.4 billion yen from 423.5 billion yen in FY2016.

The consolidated cash flows by segment for FY2017 are as follows:

Non-financial services

Net cash provided by operating activities was 2,564.3 billion yen, net cash used in investing activities was 1,288.4 billion yen and net cash used in financing activities was 1,325.6 billion yen.

Financial services

Net cash provided by operating activities was 1,028.1 billion yen, net cash used in investing activities was 1,910.4 billion yen and net cash provided by financing activities was 1,001.2 billion yen.

TOYOTA MOTOR CORPORATION    FY2017 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(3) Forecast of Consolidated Financial Results for FY2018

As for our future business environment, developed countries are expected to continue growing steadily, while the growth rate of emerging countries are expected to increase gradually on the back of the steady growth in developed countries and the effects of policy measures taken by emerging countries. The Japanese economy is expected to improve mainly in the area of private demand supported by continuing extension of the positive cycle of the economy with improvements in employment and income conditions, although attention needs to be paid to uncertainty related to policy trends mainly in the U.S. and U.K. The automotive market is expected to progress steadily in developed countries and to pick up gradually in emerging countries. Meanwhile, complicated interactions and changes such as changing market and regulations, developments in technology, and entry from other businesses are changing the automotive business itself.

Under these circumstances, the current forecast of consolidated financial results for the next fiscal year ending March 31, 2018 is set forth below. This forecast assumes average exchange rates through the fiscal year of 105 yen per US$1 and 115 yen per 1 euro.

Forecast of consolidated results for FY2018

Net revenues	27,500.0 billion yen	(a decrease of 0.4% compared with FY2017)
Operating income	1,600.0 billion yen	(a decrease of 19.8% compared with FY2017)
Income before income taxes and equity in earnings of affiliated companies	1,800.0 billion yen	(a decrease of 18.0% compared with FY2017)
Net income attributable to Toyota Motor Corporation	1,500.0 billion yen	(a decrease of 18.1% compared with FY2017)

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION    FY2017 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

2.	Basic Concept Regarding the Selection of Accounting Standards

Toyota prepares its consolidated financial statements in accordance with U.S. generally accepted accounting principles due to the listing of Toyota’s common stock on the New York Stock Exchange. Toyota is examining adoption of International Financial Reporting Standards in light of the environment surrounding Toyota, as well as domestic and international trends.

TOYOTA MOTOR CORPORATION    FY2017 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

3.	Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Yen in millions)
	FY2016 (March 31, 2016)	FY2017 (March 31, 2017)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	2,939,428	2,995,075	55,647
Time deposits	1,032,034	1,082,654	50,620
Marketable securities	1,511,389	1,821,598	310,209
Trade accounts and notes receivable, less allowance for doubtful accounts of ¥83,969 million at March 31, 2016 and ¥50,110 million at March 31, 2017	2,000,149	2,115,938	115,789
Finance receivables, net	5,912,684	6,196,649	283,965
Other receivables	451,406	436,867	(14,539)
Inventories	2,061,511	2,388,617	327,106
Deferred income taxes	967,607	—	(967,607)
Prepaid expenses and other current assets	1,333,345	796,297	(537,048)

Total current assets	18,209,553	17,833,695	(375,858)

Noncurrent finance receivables, net	8,642,947	9,012,222	369,275
Investments and other assets:
Marketable securities and other securities investments	7,439,799	7,679,928	240,129
Affiliated companies	2,631,612	2,845,639	214,027
Employees receivables	32,998	25,187	(7,811)
Other	730,271	1,156,406	426,135

Total investments and other assets	10,834,680	11,707,160	872,480

Property, plant and equipment:
Land	1,352,904	1,379,991	27,087
Buildings	4,311,895	4,470,996	159,101
Machinery and equipment	10,945,267	11,357,340	412,073
Vehicles and equipment on operating leases	5,652,622	5,966,579	313,957
Construction in progress	513,953	474,188	(39,765)

Total property, plant and equipment, at cost	22,776,641	23,649,094	872,453

Less – Accumulated depreciation	(13,036,224)	(13,451,985)	(415,761)

Total property, plant and equipment, net	9,740,417	10,197,109	456,692

Total assets	47,427,597	48,750,186	1,322,589

TOYOTA MOTOR CORPORATION    FY2017 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

	(Yen in millions)
	FY2016 (March 31, 2016)	FY2017 (March 31, 2017)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	4,698,134	4,953,682	255,548
Current portion of long-term debt	3,822,954	4,290,449	467,495
Accounts payable	2,389,515	2,566,382	176,867
Other payables	1,040,277	936,938	(103,339)
Accrued expenses	2,726,120	3,137,827	411,707
Income taxes payable	343,325	223,574	(119,751)
Other current liabilities	1,104,131	1,210,113	105,982

Total current liabilities	16,124,456	17,318,965	1,194,509

Long-term liabilities:
Long-term debt	9,772,065	9,911,596	139,531
Accrued pension and severance costs	904,911	905,070	159
Deferred income taxes	2,046,089	1,423,726	(622,363)
Other long-term liabilities	491,890	521,876	29,986

Total long-term liabilities	13,214,955	12,762,268	(452,687)

Total liabilities	29,339,411	30,081,233	741,822

Mezzanine equity
Model AA Class Shares, no par value, authorized: 150,000,000 shares at March 31, 2016 and March 31, 2017 issued: 47,100,000 shares at March 31, 2016 and March 31, 2017	479,779	485,877	6,098

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2016 and March 31, 2017 issued: 3,337,997,492 shares at March 31, 2016 and 3,262,997,492 shares at March 31, 2017	397,050	397,050	—
Additional paid-in capital	548,161	484,013	(64,148)
Retained earnings	16,794,240	17,601,070	806,830
Accumulated other comprehensive income (loss)	610,768	640,922	30,154
Treasury stock, at cost, 300,321,622 shares at March 31, 2016 and 288,274,636 shares at March 31, 2017	(1,603,284)	(1,608,243)	(4,959)

Total Toyota Motor Corporation shareholders’ equity	16,746,935	17,514,812	767,877

Noncontrolling interests	861,472	668,264	(193,208)

Total shareholders’ equity	17,608,407	18,183,076	574,669

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	47,427,597	48,750,186	1,322,589

Note: The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

TOYOTA MOTOR CORPORATION    FY2017 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(2) Consolidated Statements of Income and

      Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	(Yen in millions)
	FY2016 (For the year ended March 31, 2016)	FY2017 (For the year ended March 31, 2017)	Increase (Decrease)
Net revenues:
Sales of products	26,549,111	25,813,496	(735,615)
Financing operations	1,854,007	1,783,697	(70,310)

Total net revenues	28,403,118	27,597,193	(805,925)

Costs and expenses:
Cost of products sold	21,456,086	21,543,035	86,949
Cost of financing operations	1,149,379	1,191,301	41,922
Selling, general and administrative	2,943,682	2,868,485	(75,197)

Total costs and expenses	25,549,147	25,602,821	53,674

Operating income	2,853,971	1,994,372	(859,599)

Other income (expense):
Interest and dividend income	157,862	158,983	1,121
Interest expense	(35,403)	(29,353)	6,050
Foreign exchange gain (loss), net	(5,573)	33,601	39,174
Other income (loss), net	12,524	36,222	23,698

Total other income (expense)	129,410	199,453	70,043

Income before income taxes and equity in earnings of affiliated companies	2,983,381	2,193,825	(789,556)

Provision for income taxes	878,269	628,900	(249,369)
Equity in earnings of affiliated companies	329,099	362,060	32,961

Net income	2,434,211	1,926,985	(507,226)

Less – Net income attributable to noncontrolling interests	(121,517)	(95,876)	25,641

Net income attributable to Toyota Motor Corporation	2,312,694	1,831,109	(481,585)

Note:

Net income attributable to common shareholders for the fiscal year ended March 31, 2017 and 2016 is 1,821,314 million yen and 2,306,607 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 9,795 million yen and 6,087 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	(Yen)
Net income attributable to Toyota Motor Corporation per common share
Basic	741.36	605.47	(135.89)
Diluted	735.36	599.22	(136.14)

TOYOTA MOTOR CORPORATION    FY2017 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2016 (For the year ended March 31, 2016)	FY2017 (For the year ended March 31, 2017)	Increase (Decrease)
Net income	2,434,211	1,926,985	(507,226)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(395,352)	(57,926)	337,426
Unrealized gains (losses) on securities	(312,192)	4,279	316,471
Pension liability adjustments	(209,181)	93,312	302,493

Total other comprehensive income (loss)	(916,725)	39,665	956,390

Comprehensive income	1,517,486	1,966,650	449,164

Less – Comprehensive income attributable to noncontrolling interests	(71,569)	(103,161)	(31,592)

Comprehensive income attributable to Toyota Motor Corporation	1,445,917	1,863,489	417,572

TOYOTA MOTOR CORPORATION    FY2017 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(3) Consolidated Statements of Shareholders’ Equity

	(Yen in millions)
	FY2016 (For the year ended March 31, 2016)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2015	397,050	547,054	15,591,947	1,477,545	(1,225,465)	16,788,131	859,198	17,647,329

Equity transaction with noncontrolling interests and other		1,972	(97)			1,875	3,834	5,709
Comprehensive income:
Net income			2,312,694			2,312,694	121,517	2,434,211
Other comprehensive income (loss)
Foreign currency translation adjustments				(362,965)		(362,965)	(32,387)	(395,352)
Unrealized gains (losses) on securities				(302,620)		(302,620)	(9,572)	(312,192)
Pension liability adjustments				(201,192)		(201,192)	(7,989)	(209,181)

Total comprehensive income						1,445,917	71,569	1,517,486

Accretion to Mezzanine equity			(3,638)			(3,638)		(3,638)
Dividends to Toyota Motor Corporation class shareholders			(2,449)			(2,449)		(2,449)
Dividends paid to Toyota Motor Corporation common shareholders			(704,728)			(704,728)		(704,728)
Dividends paid to noncontrolling interests							(73,129)	(73,129)
Repurchase of treasury stock					(782,871)	(782,871)		(782,871)
Reissuance of treasury stock		183			4,515	4,698		4,698
Retirement of treasury stock		(1,048)	(399,489)		400,537	—		—

Balances at March 31, 2016	397,050	548,161	16,794,240	610,768	(1,603,284)	16,746,935	861,472	17,608,407

	(Yen in millions)
	FY2017 (For the year ended March 31, 2017)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2016	397,050	548,161	16,794,240	610,768	(1,603,284)	16,746,935	861,472	17,608,407

Equity transaction with noncontrolling interests and other		(35,555)		(2,226)	283,561	245,780	(232,433)	13,347
Comprehensive income:
Net income			1,831,109			1,831,109	95,876	1,926,985
Other comprehensive income (loss)
Foreign currency translation adjustments				(52,427)		(52,427)	(5,499)	(57,926)
Unrealized gains (losses) on securities				(8,002)		(8,002)	12,281	4,279
Pension liability adjustments				92,809		92,809	503	93,312

Total comprehensive income						1,863,489	103,161	1,966,650

Accretion to Mezzanine equity			(4,849)			(4,849)		(4,849)
Dividends to Toyota Motor Corporation class shareholders			(4,946)			(4,946)		(4,946)
Dividends paid to Toyota Motor Corporation common shareholders			(634,475)			(634,475)		(634,475)
Dividends paid to noncontrolling interests							(63,936)	(63,936)
Repurchase of treasury stock					(700,228)	(700,228)		(700,228)
Reissuance of treasury stock		(1,219)			4,325	3,106		3,106
Retirement of treasury stock		(27,374)	(380,009)		407,383	—		—

Balances at March 31, 2017	397,050	484,013	17,601,070	640,922	(1,608,243)	17,514,812	668,264	18,183,076

TOYOTA MOTOR CORPORATION    FY2017 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(4) Consolidated Statements of Cash Flows

	(Yen in millions)
	FY2016 (For the year ended March 31, 2016)	FY2017 (For the year ended March 31, 2017)
Cash flows from operating activities:
Net income	2,434,211	1,926,985
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,625,837	1,610,950
Provision for doubtful accounts and credit losses	159,265	98,666
Pension and severance costs, less payments	8,833	23,253
Losses on disposal of fixed assets	33,329	30,673
Unrealized losses on available-for-sale securities, net	9,272	7,073
Deferred income taxes	32,889	(53,299)
Equity in earnings of affiliated companies	(329,099)	(362,060)
Changes in operating assets and liabilities, and other	486,320	131,996

Net cash provided by operating activities	4,460,857	3,414,237

Cash flows from investing activities:
Additions to finance receivables	(13,549,278)	(13,636,694)
Collection of and proceeds from sales of finance receivables	13,115,854	12,927,981
Additions to fixed assets excluding equipment leased to others	(1,282,545)	(1,223,878)
Additions to equipment leased to others	(2,776,671)	(2,317,559)
Proceeds from sales of fixed assets excluding equipment leased to others	42,147	41,238
Proceeds from sales of equipment leased to others	1,111,727	1,238,278
Purchases of marketable securities and security investments	(2,197,477)	(2,517,008)
Proceeds from sales of and maturity of marketable securities and security investments	3,415,815	1,901,541
Payment for additional investments in affiliated companies, net of cash acquired	628	44,274
Changes in investments and other assets, and other	(1,062,744)	571,888

Net cash used in investing activities	(3,182,544)	(2,969,939)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	4,845,872	4,603,446
Payments of long-term debt	(4,176,202)	(3,845,554)
Increase (decrease) in short-term borrowings	(10,903)	273,037
Proceeds from issuance of class shares	474,917	—
Dividends paid to Toyota Motor Corporation class shareholders	(1,225)	(3,697)
Dividends paid to Toyota Motor Corporation common shareholders	(704,728)	(634,475)
Dividends paid to noncontrolling interests	(73,129)	(63,936)
Reissuance (repurchase) of treasury stock, and other	(778,173)	(703,986)

Net cash used in financing activities	(423,571)	(375,165)

Effect of exchange rate changes on cash and cash equivalents	(199,871)	(13,486)

Net increase in cash and cash equivalents	654,871	55,647

Cash and cash equivalents at beginning of year	2,284,557	2,939,428

Cash and cash equivalents at end of year	2,939,428	2,995,075

Note:

In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

TOYOTA MOTOR CORPORATION    FY2017 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(5) Going Concern Assumption

None

(6) Summary of Significant Accounting Policies

“Summary of Significant Accounting Policies” has been omitted, as there were no significant changes from the most recent Securities Report (filed on June 24, 2016). Changes in accounting principles, procedures, and disclosures for consolidated financial statements by newly issued accounting pronouncements are set forth below.

In February 2015, the Financial Accounting Standards Board (“FASB”) issued updated guidance that amends the analysis a reporting entity must perform to determine whether it should consolidate certain legal entities. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance on April 1, 2016. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In April 2015, the FASB issued updated guidance that requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. In August 2015, the FASB issued an additional update which clarifies that debt issuance costs for line of credit agreements may continue to be deferred and amortized. Toyota adopted this guidance on April 1, 2016. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements. For the previous consolidated fiscal year, debt issuance costs are recorded at “Other” in “Investments and other assets” on the consolidated balance sheet in the amount of 23,695 million yen.

In April 2015, the FASB issued updated guidance to help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement. Toyota adopted this guidance on April 1, 2016. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In November 2015, the FASB issued updated guidance to simplify the balance sheet classification of deferred taxes. This guidance will require that deferred tax assets and liabilities be classified as noncurrent on the balance sheet. Toyota early adopted this guidance on April 1, 2016. Toyota adopted this guidance on a prospective basis from April 1, 2016 and prior periods were not retrospectively adjusted.

In March 2016, the FASB issued updated guidance to simplify the requirement in applying the equity method of accounting. This update eliminates the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively as if the equity method had been in effect during all previous periods that the investment had been held. Toyota early adopted this guidance on April 1, 2016. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION    FY2017 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(7) Segment Information

(i) Segment Operating Results and Assets

FY2016 (As of and for the year ended March 31, 2016)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	25,923,813	1,854,007	625,298	—	28,403,118
Inter-segment sales and transfers	53,603	42,217	552,089	(647,909)	—

Total	25,977,416	1,896,224	1,177,387	(647,909)	28,403,118

Operating expenses	23,528,418	1,556,998	1,110,880	(647,149)	25,549,147

Operating income	2,448,998	339,226	66,507	(760)	2,853,971

Assets	15,621,757	21,709,010	1,917,148	8,179,682	47,427,597

Investment in equity method investees	2,532,644	9,168	10,801	78,776	2,631,389

Depreciation expenses	900,434	697,991	27,412	—	1,625,837

Capital expenditure	1,389,289	2,638,111	41,826	(10,010)	4,059,216

FY2017 (As of and for the year ended March 31, 2017)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	25,032,229	1,783,697	781,267	—	27,597,193
Inter-segment sales and transfers	49,618	39,903	539,785	(629,306)	—

Total	25,081,847	1,823,600	1,321,052	(629,306)	27,597,193

Operating expenses	23,388,874	1,601,172	1,239,725	(626,950)	25,602,821

Operating income	1,692,973	222,428	81,327	(2,356)	1,994,372

Assets	16,156,496	22,507,613	2,170,498	7,915,579	48,750,186

Investment in equity method investees	2,745,437	9,792	—	90,193	2,845,422

Depreciation expenses	912,797	671,155	26,998	—	1,610,950

Capital expenditure	1,293,564	2,182,149	53,710	12,014	3,541,437

Note:

Unallocated corporate assets included under “Inter-segment Elimination and/or Unallocated Amount” for FY2016 and FY2017 are 9,369,868 million yen and 9,177,953 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by TMC.

TOYOTA MOTOR CORPORATION    FY2017 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(ii) Consolidated Financial Statements as Classified into Non-Financial Services Business and Financial Services Business

Consolidated Balance Sheets as Classified into Non-Financial Services Business and Financial Services Business

	(Yen in millions)
	FY2016 (March 31, 2016)	FY2017 (March 31, 2017)	Increase (Decrease)
Assets
(Non-financial services)
Current assets:
Cash and cash equivalents	2,318,152	2,257,064	(61,088)
Marketable securities	1,210,427	1,439,944	229,517
Trade accounts and notes receivable, less allowance for doubtful accounts	2,089,216	2,191,594	102,378
Inventories	2,061,113	2,388,394	327,281
Prepaid expenses and other current assets	3,341,150	1,988,016	(1,353,134)

Total current assets	11,020,058	10,265,012	(755,046)

Investments and other assets	10,204,760	11,276,128	1,071,368
Property, plant and equipment	5,426,247	5,700,818	274,571

Total assets	26,651,065	27,241,958	590,893

(Financial services)
Current assets:
Cash and cash equivalents	621,276	738,011	116,735
Marketable securities	300,962	381,654	80,692
Finance receivables, net	5,912,684	6,196,649	283,965
Prepaid expenses and other current assets	895,257	831,924	(63,333)

Total current assets	7,730,179	8,148,238	418,059

Noncurrent finance receivables, net	8,642,947	9,012,222	369,275
Investments and other assets	1,021,714	850,862	(170,852)
Property, plant and equipment	4,314,170	4,496,291	182,121

Total assets	21,709,010	22,507,613	798,603

(Elimination)
Elimination of assets	(932,478)	(999,385)	(66,907)

(Consolidated)
Total assets	47,427,597	48,750,186	1,322,589

Note: Assets in the non-financial services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION    FY2017 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

	(Yen in millions)
	FY2016 (March 31, 2016)	FY2017 (March 31, 2017)	Increase (Decrease)
Liabilities
(Non-financial services)
Current liabilities:
Short-term borrowings	586,685	669,947	83,262
Current portion of long-term debt	117,484	196,227	78,743
Accounts payable	2,356,355	2,540,078	183,723
Accrued expenses	2,640,128	3,038,218	398,090
Income taxes payable	334,490	203,101	(131,389)
Other current liabilities	1,527,024	1,512,662	(14,362)

Total current liabilities	7,562,166	8,160,233	598,067

Long-term liabilities:
Long-term debt	584,793	590,366	5,573
Accrued pension and severance costs	891,405	890,684	(721)
Other long-term liabilities	1,690,460	1,206,427	(484,033)

Total long-term liabilities	3,166,658	2,687,477	(479,181)

Total liabilities	10,728,824	10,847,710	118,886

(Financial services)
Current liabilities:
Short-term borrowings	4,418,483	4,605,389	186,906
Current portion of long-term debt	3,715,195	4,129,005	413,810
Accounts payable	40,094	33,283	(6,811)
Accrued expenses	109,246	117,773	8,527
Income taxes payable	8,835	20,473	11,638
Other current liabilities	814,298	833,813	19,515

Total current liabilities	9,106,151	9,739,736	633,585

Long-term liabilities:
Long-term debt	9,343,632	9,491,504	147,872
Accrued pension and severance costs	13,506	14,386	880
Other long-term liabilities	1,081,789	987,289	(94,500)

Total long-term liabilities	10,438,927	10,493,179	54,252

Total liabilities	19,545,078	20,232,915	687,837

(Elimination) Elimination of liabilities	(934,491)	(999,392)	(64,901)

(Consolidated) Total liabilities	29,339,411	30,081,233	741,822

(Consolidated) Mezzanine equity	479,779	485,877	6,098

Shareholders’ equity
(Consolidated) Total Toyota Motor Corporation shareholders’ equity	16,746,935	17,514,812	767,877

(Consolidated) Noncontrolling interests	861,472	668,264	(193,208)

(Consolidated) Total shareholders’ equity	17,608,407	18,183,076	574,669

(Consolidated) Total liabilities, mezzanine equity and shareholders’ equity	47,427,597	48,750,186	1,322,589

TOYOTA MOTOR CORPORATION    FY2017 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Consolidated Statements of Income as Classified into Non-Financial Services Business and Financial Services Business

	(Yen in millions)
	FY2016 (For the year ended March 31, 2016)	FY2017 (For the year ended March 31, 2017)	Increase (Decrease)
(Non-financial services)
Net revenues	26,581,102	25,845,453	(735,649)
Costs and expenses:	24,063,468	24,068,841	5,373
Cost of revenues	21,474,386	21,557,194	82,808
Selling, general and administrative	2,589,082	2,511,647	(77,435)

Operating income	2,517,634	1,776,612	(741,022)

Other income (expense), net	117,930	200,370	82,440

Income before income taxes and equity in earnings of affiliated companies	2,635,564	1,976,982	(658,582)

Provision for income taxes	752,248	562,452	(189,796)
Equity in earnings of affiliated companies	327,167	360,130	32,963

Net income	2,210,483	1,774,660	(435,823)

Less – Net income attributable to noncontrolling interests	(117,544)	(89,337)	28,207

Net income attributable to Toyota Motor Corporation	2,092,939	1,685,323	(407,616)

(Financial services)
Net revenues	1,896,224	1,823,600	(72,624)
Costs and expenses:	1,556,998	1,601,172	44,174
Cost of revenues	1,181,437	1,221,268	39,831
Selling, general and administrative	375,561	379,904	4,343

Operating income	339,226	222,428	(116,798)

Other income (expense), net	8,579	(5,618)	(14,197)

Income before income taxes and equity in earnings of affiliated companies	347,805	216,810	(130,995)

Provision for income taxes	126,319	66,583	(59,736)
Equity in earnings of affiliated companies	1,932	1,930	(2)

Net income	223,418	152,157	(71,261)

Less – Net income attributable to noncontrolling interests	(3,963)	(6,518)	(2,555)

Net income attributable to Toyota Motor Corporation	219,455	145,639	(73,816)

(Elimination)
Elimination of net income attributable to Toyota Motor Corporation	300	147	(153)

(Consolidated)
Net income attributable to Toyota Motor Corporation	2,312,694	1,831,109	(481,585)

TOYOTA MOTOR CORPORATION    FY2017 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Consolidated Statements of Cash Flows as Classified into Non-Financial Services Business and Financial Services Business

	(Yen in millions)
	FY2016 (For the year ended March 31, 2016)	FY2017 (For the year ended March 31, 2017)
(Non-financial services)
Cash flows from operating activities:
Net income	2,210,483	1,774,660
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	927,846	939,795
Provision for doubtful accounts	69,029	6,519
Pension and severance costs, less payments	8,300	21,796
Losses on disposal of fixed assets	33,293	30,461
Unrealized losses on available-for-sale securities, net	3,217	4,422
Deferred income taxes	(43,237)	(59,668)
Equity in earnings of affiliated companies	(327,167)	(360,130)
Changes in operating assets and liabilities, and other	386,529	206,455

Net cash provided by operating activities	3,268,293	2,564,310

Cash flows from investing activities:
Additions to fixed assets excluding equipment leased to others	(1,265,174)	(1,206,738)
Additions to equipment leased to others	(155,931)	(152,550)
Proceeds from sales of fixed assets excluding equipment leased to others	41,154	40,189
Proceeds from sales of equipment leased to others	60,989	72,659
Purchases of marketable securities and security investments	(1,302,965)	(2,104,202)
Proceeds from sales of and maturity of marketable securities and security investments	2,471,876	1,435,267
Payment for additional investments in affiliated companies, net of cash acquired	628	44,274
Changes in investments and other assets, and other	(1,371,996)	582,649

Net cash used in investing activities	(1,521,419)	(1,288,452)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	110,691	111,727
Payments of long-term debt	(71,758)	(82,840)
Increase in short-term borrowings	75,990	51,523
Proceeds from issuance of class shares	474,917	—
Dividends paid to Toyota Motor Corporation class shareholders	(1,225)	(3,697)
Dividends paid to Toyota Motor Corporation common shareholders	(704,728)	(634,475)
Dividends paid to noncontrolling interests	(73,129)	(63,936)
Reissuance (repurchase) of treasury stock, and other	(778,173)	(703,986)

Net cash used in financing activities	(967,415)	(1,325,684)

Effect of exchange rate changes on cash and cash equivalents	(142,301)	(11,262)

Net increase (decrease) in cash and cash equivalents	637,158	(61,088)

Cash and cash equivalents at beginning of year	1,680,994	2,318,152

Cash and cash equivalents at end of year	2,318,152	2,257,064

TOYOTA MOTOR CORPORATION    FY2017 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

	(Yen in millions)
	FY2016 (For the year ended March 31, 2016)	FY2017 (For the year ended March 31, 2017)
(Financial services)
Cash flows from operating activities:
Net income	223,418	152,157
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	697,991	671,155
Provision for doubtful accounts and credit losses	90,236	92,147
Pension and severance costs, less payments	533	1,457
Losses on disposal of fixed assets	36	212
Unrealized losses on available-for-sale securities, net	6,055	2,651
Deferred income taxes	76,423	6,504
Equity in earnings of affiliated companies	(1,932)	(1,930)
Changes in operating assets and liabilities, and other	148,376	103,840

Net cash provided by operating activities	1,241,136	1,028,193

Cash flows from investing activities:
Additions to finance receivables	(23,399,113)	(22,894,114)
Collection of and proceeds from sales of finance receivables	22,918,132	22,006,010
Additions to fixed assets excluding equipment leased to others	(17,371)	(17,140)
Additions to equipment leased to others	(2,620,740)	(2,165,009)
Proceeds from sales of fixed assets excluding equipment leased to others	993	1,049
Proceeds from sales of equipment leased to others	1,050,738	1,165,619
Purchases of marketable securities and security investments	(894,512)	(412,806)
Proceeds from sales of and maturity of marketable securities and security investments	943,939	466,274
Changes in investments and other assets, and other	296,788	(60,345)

Net cash used in investing activities	(1,721,146)	(1,910,462)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	4,815,323	4,541,541
Payments of long-term debt	(4,127,178)	(3,773,644)
Increase (decrease) in short-term borrowings	(132,852)	233,331

Net cash provided by financing activities	555,293	1,001,228

Effect of exchange rate changes on cash and cash equivalents	(57,570)	(2,224)

Net increase in cash and cash equivalents	17,713	116,735

Cash and cash equivalents at beginning of year	603,563	621,276

Cash and cash equivalents at end of year	621,276	738,011

(Consolidated)
Effect of exchange rate changes on cash and cash equivalents	(199,871)	(13,486)

Net increase in cash and cash equivalents	654,871	55,647

Cash and cash equivalents at beginning of year	2,284,557	2,939,428

Cash and cash equivalents at end of year	2,939,428	2,995,075

Note:

In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

TOYOTA MOTOR CORPORATION    FY2017 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(iii) Geographic Information

FY2016 (As of and for the year ended March 31, 2016)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	8,588,437	10,822,772	2,507,292	4,475,623	2,008,994	—	28,403,118
Inter-segment sales and transfers	6,171,051	229,198	154,039	528,236	201,220	(7,283,744)	—

Total	14,759,488	11,051,970	2,661,331	5,003,859	2,210,214	(7,283,744)	28,403,118
Operating expenses	13,081,966	10,523,151	2,588,915	4,554,670	2,101,305	(7,300,860)	25,549,147

Operating income	1,677,522	528,819	72,416	449,189	108,909	17,116	2,853,971

Assets	14,291,434	16,622,979	2,612,210	4,415,700	2,579,113	6,906,161	47,427,597

FY2017 (As of and for the year ended March 31, 2017)
	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	8,798,903	10,033,419	2,517,601	4,279,617	1,967,653	—	27,597,193
Inter-segment sales and transfers	6,031,965	205,672	163,438	540,204	193,421	(7,134,700)	—

Total	14,830,868	10,239,091	2,681,039	4,819,821	2,161,074	(7,134,700)	27,597,193
Operating expenses	13,628,623	9,927,897	2,693,283	4,384,642	2,102,380	(7,134,004)	25,602,821

Operating income (loss)	1,202,245	311,194	(12,244)	435,179	58,694	(696)	1,994,372

Assets	14,791,969	17,365,237	2,846,469	4,486,021	2,819,935	6,440,555	48,750,186

Note:	1.

Unallocated corporate assets included under “Inter-segment Elimination and/or Unallocated Amount” for FY2016 and FY2017 are 9,369,868 million yen and 9,177,953 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by TMC.

	2.	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

TOYOTA MOTOR CORPORATION    FY2017 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(8) Per Share Amounts

Basic and diluted net income attributable to Toyota Motor Corporation per common share for the years ended March 31, 2016 and 2017 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted-average common shares	Net income attributable to Toyota Motor Corporation per common share
For the year ended March 31, 2016
Net income attributable to Toyota Motor Corporation	2,312,694
Accretion to Mezzanine equity	(3,638)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(2,449)

Basic net income attributable to Toyota Motor Corporation per common share	2,306,607	3,111,306	741.36
Effect of dilutive securities
Model AA Class Shares	6,087	32,429
Assumed exercise of dilutive stock options	(21)	1,212

Diluted net income attributable to Toyota Motor Corporation per common share	2,312,673	3,144,947	735.36

For the year ended March 31, 2017
Net income attributable to Toyota Motor Corporation	1,831,109
Accretion to Mezzanine equity	(4,849)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(4,946)

Basic net income attributable to Toyota Motor Corporation per common share	1,821,314	3,008,088	605.47
Effect of dilutive securities
Model AA Class Shares	9,795	47,100
Assumed exercise of dilutive stock options	(6)	638

Diluted net income attributable to Toyota Motor Corporation per common share	1,831,103	3,055,826	599.22

The following table shows Toyota Motor Corporation shareholders’ equity per share as of March 31, 2016 and 2017.

	Yen in millions	Thousands of shares	Yen
	Toyota Motor Corporation shareholders’ equity	Common shares issued and outstanding at the end of the year (excluding treasury stock)	Toyota Motor Corporation shareholders’ equity per share
As of March 31, 2016	16,746,935	3,037,676	5,513.08
As of March 31, 2017	17,514,812	2,974,723	5,887.88